Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the securities of DarioHealth Corp. (the “Company”) is a summary only and pertains to the Company’s common stock and preferred stock, which are the Company’s only securities registered under Section 12 of the Securities Exchange Act of 1934, as amended. This summary is not complete and is subject to and qualified by the applicable provisions of the Delaware General Corporation Law as well as provisions of the Company’s Certificate of Incorporation, as amended (the “Charter”), which is filed as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and is incorporated by reference herein, and By-laws, as amended (the “By-laws”), which is filed as exhibits to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021 and is incorporated by reference herein.

Common Stock

Pursuant to the Company’s Charter, the Company is authorized to issue up to one hundred sixty million (160,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”).

The Common Stock is traded on The Nasdaq Capital Market under the symbol “DRIO.”

The holders of shares of Common Stock vote together as one class on all matters as to which holders of Common Stock are entitled to vote. Except as otherwise required by applicable law, all voting rights, subject to the preferential rights of any outstanding preferred stock, are vested in and exercised by the holders of Common Stock with each share of Common Stock being entitled to one vote, including in all elections of directors. The Company does not have a classified board of directors (the “Board”).

The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board out of legally available funds therefore. The Company has not declared any dividends on its Common Stock and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

In the event of the Company’s liquidation, dissolution or winding up, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Common Stock has no cumulative voting rights and no preemptive or other rights to subscribe for shares of the Company.

There are no redemption or sinking fund provisions applicable to the Common Stock. All shares of Common Stock currently outstanding are fully paid and non-assessable.

The Company is permitted to issue, and has from time to time, issued warrants and options to purchase shares of the Common Stock, as well as restricted stock units.

Preferred Stock

Pursuant to the Company’s Charter, the Company is authorized to issue, up to five million (5,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

There can be one or more series of Preferred Stock. The Company can establish from time to time the number of shares to be included in each such series, as well as to fix the designation and any preferences, conversion and other rights and limitations of such series. These rights and limitations may include voting powers, limitations as to dividends, and qualifications and terms and conditions of redemption of the shares of each such series.

To date, the Company has 3,557 shares of Series A-1 Convertible Preferred Stock (convertible into 878,273 shares of Common Stock), with a conversion price of $4.05 per share (the “Series A-1 Preferred Stock”), 4,946 shares of Series B-1 Convertible Preferred Stock (convertible into 1,483,503 shares of Common Stock), with a conversion price of $3.334 per share (the “Series B-1 Preferred Stock”), 17,037 shares of Series C Convertible Preferred Stock (convertible into 8,450,352 shares of Common Stock), with a conversion price of $2.02 per share (the “Series C

Preferred Stock”), 4,000 shares of Series C-1 Convertible Preferred Stock (convertible into 1,984,000 shares of Common Stock), with a conversion price of $2.02 per share (the “Series C-1 Preferred Stock”), 1,115 shares of Series C-2 Convertible Preferred Stock (convertible into 521,820 shares of Common Stock), with a conversion price of $2.14 per share (the “Series C-2 Preferred Stock”), 7,055 shares of Series D Preferred Stock (convertible into 9,665,350 shares of Common Stock), with a conversion price of $0.73 per share (the “Series D Preferred Stock”), 11,750 shares of Series D-1 Preferred Stock (convertible into 16,097,500 shares of Common Stock), with a conversion price of $0.73 per share (the “Series D-1 Preferred Stock”), 4,950 shares of Series D-2 Preferred Stock (convertible into 5,964,750 shares of Common Stock), with a conversion price of $0.83 per share (the “Series D-2 Preferred Stock”) and 1,850 shares of Series D-3 Preferred Stock (convertible into 2,229,250 shares of Common Stock), with a conversion price of $0.83 per share (the “Series D-3 Preferred Stock”).

Each share Preferred Stock, except for the Series A-1 Preferred Stock, Series B-1 Preferred Stock, and Series C-1 Preferred Stock, the Series D-1 Preferred Stock, and the Series D-3 Preferred Stock is entitled to one vote per share on an as-converted basis. The Series A-1 Preferred Stock, Series B-1 Preferred Stock, Series C-1 Preferred Stock, Series D-1 Preferred Stock, and Series D-3 Preferred Stock do not possess any voting rights. In addition, the Series D Preferred Stock and Series D-2 Preferred Stock will only be entitled to voting rights after the receipt of stockholder approval.

In addition, the Preferred Stock is also entitled to the receipt of the following dividends: (i) the holders of Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock are entitled to dividends equal to (A) a number of shares of Common Stock equal to seven and a half five percent (7.5%) of the number of shares of Common Stock issuable upon conversion of the Preferred Stock then held by such holder for each full quarter anniversary of holding for a total of four (4) quarters from the Closing Date, and (B) a number of shares of Common Stock equal to fifteen percent (15%) of the number of shares of Common Stock issuable upon conversion of the Preferred Stock then held by such holder on the fifth full quarter from the Closing Date; and (ii) the holders of Series D Preferred Stock, Series D-1 Preferred Stock, Series D-2 Preferred Stock and Series D-3 Preferred Stock are entitled to dividends equal to a number of shares of Common Stock equal to ten percent (10%) of the number of shares of Common Stock issuable upon conversion of such shares of Preferred Stock then held by such holder for each full quarter anniversary of holding for a total of four (4) quarters from the Closing Date, all issuable upon conversion of the Preferred Stock.

Anti-Takeover Effects of the Company’s Charter and By-Laws

In addition to provisions under Delaware law, the Company’s Charter and By-Laws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. In particular, the Charter and/or By-Laws, as applicable, among other things:

•	provide the Board with the exclusive authority to call special meetings of the stockholders;
•	provide the Board with the ability to alter the By-Laws without stockholder approval;
•	provide the Board with the exclusive authority to fix the number of directors constituting the whole Board; and
•	provide that vacancies on the Board may be filled by a majority of directors then in office, although less than a quorum.

Such provisions may have the effect of discouraging a third-party from acquiring the Company, even if doing so would be beneficial to the Company’s stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in its policies, and to discourage some types of transactions that may involve an actual or threatened change in control of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. The Company believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the

Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for shares of the Company’s Common Stock and, as a consequence, they also may inhibit fluctuations in the market price of the shares of the Company’s Common Stock that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in the Company’s management.